

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Peter Beaven
Chief Financial Officer
BHP Group Plc
Nova South, 160 Victoria Street
London, SW1E 5LB
United Kingdom

> **Re: BHP Group Plc**
> **Form 20-F for the Fiscal Year Ended June 30, 2018**
> **Filed September 18, 2018**
> **File No. 001-31714**

Dear Mr. Beaven:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining